FOR IMMEDIATE RELEASE	THURSDAY, DECEMBER 21, 2006

Regulators Approve Muskeg River Mine Expansion

Calgary, Alberta - Shell Canada announced today that, following the joint federal and provincial review, the Alberta Energy and Utilities Board (AEUB) and the Government of Canada have approved the Muskeg River Mine Expansion, an integral part of AOSP Expansion 1.

“We are pleased to have reached this important milestone on our project,” said Brian Straub, Senior Vice President of Oil Sands for Shell Canada Limited. “We appreciate the support shown by our local stakeholders in helping us to create a sustainable project and will continue to work with them on issues such as area infrastructure.”

This approval completes the major regulatory approvals required for AOSP Expansion 1, a fully integrated 100,000 barrel-a-day expansion of oil sands mining and upgrading facilities.

The Athabasca Oil Sands Project is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries: Janet Annesley Manager, Public Affairs - Oil Sands (403) 691-2023

Cautionary Note

This document contains “forward-looking statements” based upon management’s assessment of the Company’s future plans and operations. These forward-looking statements include references to the Company’s plans for growth, development, construction and expansion, construction of infrastructure, future production of resources and reserves, and project schedules and execution.

Readers are cautioned not to place undue reliance on forward-looking statements. Although the Company believes that the expectations represented by such forward-looking statements are reasonable based on the information available to it on the date of this document, there can be no assurance that such expectations will prove to be correct. Forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties that may cause the Company’s actual performance or results to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, demand for oil, gas and related products, fluctuations in oil and gas prices, industry operating conditions, operating costs, stakeholder engagement, project startup, schedules and execution, operational reliability, labour availability, shortages of materials and equipment, the uncertainties involving the geology of oil and gas deposits and reserves estimates, including the assumption that the quantities estimated can be found and profitably produced in the future, general economic conditions, changes in law or government policy, and other factors, many of which are beyond the control of the Company.

The forward-looking statements contained in this document are made as of the date of this document and the Company does not undertake any obligation to update publicly or revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained in this document are expressly qualified by this cautionary note.